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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Riverdeep Group plc
                                (Name of Issuer)



                   Ordinary Shares, par value $0.10 Per Share
       American Depositary Shares (each representing six Ordinary Shares)
                         (Title of Class of Securities)


                                    76870Q109
                                 (CUSIP Number)

                                Barry O'Callaghan
                             c/o Riverdeep Group plc
                            Third Floor, Styne House
                               Upper Hatch Street
                                Dublin 2, Ireland
                              (011) 353-1-670-7570
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.






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

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Barry O'Callaghan

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /x/
                                                                        (b) / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ireland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              15,425,966
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            15,425,966
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,425,966*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------


* This Reporting Person may be deemed to beneficially own all Ordinary Shares (including Ordinary Shares issuable upon the exercise of options presently exercisable or exercisable within 60 days of the date hereof) owned by each other member of the group, amounting to an aggregate beneficial ownership by the Reporting Persons of 65,860,373 Ordinary Shares, or 26.9%.

------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Patrick McDonagh

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ireland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              50,114,407
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            50,114,407
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,114,407*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.9%*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------


* This Reporting Person may be deemed to beneficially own all Ordinary Shares (including Ordinary Shares issuable upon the exercise of options presently exercisable or exercisable within 60 days of the date hereof) owned by each other member of the group, amounting to an aggregate beneficial ownership by the Reporting Persons of 65,860,373 Ordinary Shares, or 26.9%.

------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Anthony Mulderry

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ireland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              300,000
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            300,000
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         300,000*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------


* This Reporting Person may be deemed to beneficially own all Ordinary Shares (including Ordinary Shares issuable upon the exercise of options presently exercisable or exercisable within 60 days of the date hereof) owned by each other member of the group, amounting to an aggregate beneficial ownership by the Reporting Persons of 65,860,373 Ordinary Shares, or 26.9%.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Mairead Moriarty

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                        (b) / /

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ireland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              20,000
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            20,000
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,000*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

* This Reporting Person may be deemed to beneficially own all Ordinary Shares (including Ordinary Shares issuable upon the exercise of options presently exercisable or exercisable within 60 days of the date hereof) owned by each other member of the group, amounting to an aggregate beneficial ownership by the Reporting Persons of 65,860,373 Ordinary Shares, or 26.9%.

Item 1. Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to the ordinary shares, par value $0.10 per share ("Ordinary Shares"), of Riverdeep Group plc, a company organized under the laws of Ireland (the "Issuer"). The address of the principal executive offices of the Issuer is Third Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland.

Item 2. Identity and Background

         This Schedule 13D is being filed by Barry O'Callaghan, Patrick McDonagh, Anthony Mulderry and Mairead Moriarty (together, the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person.

         Barry O'Callaghan is the Executive Chairman and Chief Executive Officer of the Issuer. Patrick McDonagh founded the Issuer and is currently a non-executive director of the Issuer. Anthony Mulderry is the Executive Vice President for Business Development of the Issuer. Mairead Moriarty is a member of the administrative staff of the Issuer. The business address of each of the Reporting Persons is Third Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland. Each of the Reporting Persons is a citizen of Ireland.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         Messrs. O'Callaghan and McDonagh originally acquired their Ordinary Shares prior to the registration of the Ordinary Shares under Section 12(g) of the Exchange Act in March 2000. Mr. Mulderry and Ms. Moriarty acquired their options to purchase Ordinary Shares in connection with the Issuer's employee stock option plans.

          This Schedule 13D does not report an acquisition of any Ordinary Shares of the Issuer, but rather is filed to disclose the Reporting Persons' formation of a group in connection with the approach made by Messrs. O'Callaghan and McDonagh, as described below.

Item 4.  Purpose of the Transaction

         On November 8, 2002, Barry O'Callaghan made an approach to the Board of Directors of the Issuer which may or may not lead to an offer being made for the Issuer. On November 11, 2002, the Issuer issued a press release indicating that the Issuer had received an approach from Mr. O'Callaghan which it stated may or may not lead to an offer being made for the Issuer. The Issuer also stated in its press release that the Independent Directors (being all of the directors other than Mr. O'Callaghan) had appointed Davy Corporate Finance Limited and Credit Suisse First Boston to provide the Independent Directors with financial advice.

          On or about November 12, 2002, Patrick McDonagh agreed to join with Mr. O'Callaghan in his approach to the Issuer. On November 14, 2002, the Issuer issued a press release indicating that it had been advised of Mr. McDonagh's intention of joining with Mr. O'Callaghan in his approach. On November 18, 2002, the Issuer partially released Mr. Mulderry and Ms. Moriarty from their duties to enable them to assist Messrs. O'Callaghan and McDonagh in their approach.

          Between November 10, 2002 and November 18, 2002, Mr. O'Callaghan and the Independent Directors negotiated a letter (the "Process Letter") setting forth certain confidentiality and related obligations of the Reporting Persons and certain procedures relating to the approach by Messrs. O'Callaghan and McDonagh. The Process Letter was signed on November 18, 2002. A copy of the Process Letter is filed as Exhibit 3 to this Schedule 13D.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. On October 2, 2002, the Issuer filed a Report on Form 6-K announcing that it was voluntarily terminating the quotation of its American Depositary Shares, each representing six Ordinary Shares ("ADSs"), from the Nasdaq National Market. On October 16, 2002, the Issuer filed a Form 15 with respect to the termination of registration of the Ordinary Shares and ADSs pursuant to Rule 12g-4(a)(2)(i) and Rule 12h-3(b)(2)(i) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

         (a) As of November 21, 2002, Mr. O'Callaghan beneficially owned 15,425,966 Ordinary Shares (including 4,600,000 Ordinary Shares which may be obtained through the exercise of options exercisable within the next 60 days), constituting 6.3% of the class of Ordinary Shares. Mr. O'Callaghan has sole voting and dispositive power over all of the Ordinary Shares beneficially owned by him. In addition to these Ordinary Shares, Mr. O'Callaghan may be deemed to beneficially own all of the Ordinary Shares owned by each other member of the group, as discussed below.

         As of November 21, 2002, Mr. McDonagh beneficially owned 50,114,407 Ordinary Shares (including Ordinary Shares owned by Lifetime Learning Limited, a trust established for the benefit of Mr. McDonagh and his family), constituting 20.9% of the class of Ordinary Shares. Mr. McDonagh has sole voting and dispositive power over all of the Ordinary Shares beneficially owned by him. In addition to these Ordinary Shares, Mr. McDonagh may be deemed to beneficially own all of the Ordinary Shares owned by each other member of the group, as discussed below.

         As of November 21, 2002, Mr. Mulderry beneficially owned 300,000 Ordinary Shares, constituting less than 1% of the class of Ordinary Shares, as a result of his ownership of options exercisable within the next 60 days for 300,000 Ordinary Shares. Mr. Mulderry has sole voting and dispositive power over all of the Ordinary Shares beneficially owned by him. In addition to these Ordinary Shares, Mr. Mulderry may be deemed to beneficially own all of the Ordinary Shares owned by each other member of the group, as discussed below.

         As of November 21, 2002, Ms. Moriarty beneficially owned 20,000 Ordinary Shares, constituting less than 1% of the class of Ordinary Shares, as a result of her ownership of options exercisable within the next 60 days for 20,000 Ordinary Shares. Ms. Moriarty has sole voting and dispositive power over all of the Ordinary Shares beneficially owned by her. In addition to these Ordinary Shares, Ms. Moriarty may be deemed to beneficially own all of the Ordinary Shares owned by each other member of the group, as discussed below.

         Because the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the Ordinary Shares beneficially owned by each other member of such group, or an aggregate of 65,860,373 Ordinary Shares, representing 26.9% of the class of Ordinary Shares.

         (b) Each of the persons named in paragraph (a) has the sole power to vote, direct the vote, dispose or direct the disposition of the Ordinary Shares beneficially owned by such person.

          (c) None of the persons named in paragraph (a) has effected any transactions in the Ordinary Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In connection with the Issuer's initial public offering in March 2000, Messrs. O'Callaghan and McDonagh agreed that they would not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of their Ordinary Shares or securities exercisable for Ordinary Shares until 180 days after the date of the offering. In September 2002, Messrs. O'Callaghan and McDonagh agreed that they would extend this undertaking until August 2003.

         Except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.          Exhibit Name
         1           Joint Filing Agreement
         2           Powers of Attorney
         3           Process Letter

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2002
                                              /s/ Barry O'Callaghan
                                              ---------------------------------
                                              Name:  Barry O'Callaghan


                                                           *
                                              ---------------------------------
                                              Name:  Patrick McDonagh


                                                            *
                                              ---------------------------------
                                              Name:  Anthony Mulderry


                                                             *
                                              ---------------------------------
                                              Name:  Mairead Moriarty



                                         *By: /s/ Barry O'Callaghan
                                              ---------------------------------
                                              Barry O'Callaghan
                                              Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.          Exhibit Name
         1           Joint Filing Agreement
         2           Powers of Attorney
         3           Process Letter